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                                                      Filed by: Bancolombia S.A.
               Pursuant to Rule 425 under the Securities Act of 1933, as amended
                                                  Commission File No.: 333-09478
                                               Subject Company: Bancolombia S.A.



                      DECISION OF THE BOARD OF DIRECTORS OF
                        SURAMERICANA DE INVERSIONES S.A.



MEDELLIN, COLOMBIA. SEPTEMBER 14, 2004


We have been informed today by the Legal Representative of Suramericana de Inversiones S.A. that the board of such company has authorized him to request that Bancolombia S.A., Conavi Banco Comercial y de Ahorros S.A. and Corfinsura S.A. undertake the necessary studies to evaluate their combination.


The studies will relate to all the material aspects of any such combination so that, if the combination is technically and legally feasible, the necessary procedures may be initiated within each of the subject companies and before the regulatory authorities, so that each entity may make the decisions it deems appropriate in respect of the proposed combination

If Bancolombia S.A. does decide to combine with Conavi Banco Comercial y de Ahorros S.A. and Corfinsura S.A., it may do so by a process involving the filing with the U.S. Securities and Exchange Commission (the "SEC") of a registration statement on Form F-4 and other relevant documents concerning any such combination. We urge investors to read any such registration statement and any other relevant documents if and when filed with the SEC because they will contain important information. If filed, you may obtain any such documents free of charge at the SEC's website (www.sec.gov). In addition, you may obtain a copy of any such registration statement and any incorporated documents free of charge from Mauricio Botero at (574) 510 8866. A copy of this document has been or will be filed with the SEC pursuant to Rules 165 and 425 under the U.S. Securities Act of 1933.






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CONTACTS
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JAIME A. VELASQUEZ     MAURICIO BOTERO          FAX: (574) 2317208
FINANCIAL VP           IR MANAGER               WWW.BANCOLOMBIA.COM
TEL.: (574) 5108666    TEL.: (574) 5108866      INVESTORRELATIONS@BANCOLOMBIA.CO
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